HUNTON ANDREWS KURTH LLP 600 TRAVIS, SUITE 4200 HOUSTON, TEXAS 77002-2929 TEL 713 • 220 • 4200 FAX 713 • 220 • 4285

August 15, 2025

Office of Energy & Transportation
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:     VAALCO Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2024
Filed March 17, 2025
File No. 001-32167

Ladies and Gentlemen:
On behalf of our client, VAALCO Energy, Inc., a company organized and existing under the laws of the State of Delaware (the “Company”), set forth below are the responses of the Company to comments received from the staff of the Division of Corporation Finance, (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 18, 2025, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2024 (File No. 001-32167) (the “Form 10-K”), submitted to the Commission on March 17, 2025.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Form 10-K.

ATLANTA AUSTIN BANGKOK BEIJING BOSTON BRUSSELS CHARLOTTE DALLAS DUBAI HOUSTON
LONDON LOS ANGELES MIAMI NEW YORK RICHMOND SAN FRANCISCO TOKYO TYSONS WASHINGTON, DC
www.Hunton.com

August 15, 2025

Form 10-K for the Fiscal Year ended December 31, 2024
Business
Reserve Information
Proved Undeveloped Reserves, page 18

1.We note the line item figure for extensions and discoveries shown in your reconciliation of the changes in proved undeveloped reserves is a negative value. However, the change due to extensions and discoveries should be a positive value as it is intended to represent additions to proved reserves, consistent with the description of extensions and discoveries in FASB ASC 932-235-50-5(d). This also applies to the corresponding line item in the reconciliation of changes in proved reserves for 2024 under the section “Estimated Quantities of Proved Reserves” in the Supplemental Information on Crude Oil, Natural Gas and NGLs Producing Activities.
Please revise your reconciliation and explanation of changes as appropriate; include the revisions that you propose along with your response.
RESPONSE: The Company acknowledges the Staff’s comment and notes that there was an inadvertent error in the disclosure on pages 18, F-49, F-50 and F-51 of the Form 10-K with respect to the allocated line-item amount of the Company’s extensions and discoveries in the reconciliation for the Canada segment for the year ended December 31, 2024, which also affected the line-item amount of revisions of previous estimates on such tables. Upon further review and analysis, the correct line-item amount for extensions and discoveries for total proved undeveloped reserves during the year ended December 31, 2024 was 131 (MBoe), and the correct line-item amounts for extensions and discoveries for proved reserves for the Canada segment during the year ended December 31, 2024 were 251 (Mbbls) for crude oil proved reserves, 876 (Mmcf) for natural gas proved reserves, 142 (MBbls) for NGLs proved reserves and 539 (MBoe) for total proved reserves. The mischaracterization of the Company’s extensions and discoveries in the reconciliation for the Canada segment for the year ended December 31, 2024 were due to redevelopment of the Cardium reservoir development area in Canada that involved the removal of certain existing drill locations and partial replacement of such removed wells with new more efficient long-reach horizontal wells, which resulted in a complex movement for purposes of year-end reserve reconciliation calculations, including reserve volumes incorporating removal of existing drill locations, partial replacement by new locations at different productivity expectations and new additions through new mineral rights acquisitions. During the processing of this data, a portion of the reconciliation were misallocated as extensions and discoveries instead of revisions of previous estimates for the Canada segment for the year ended December 31, 2024.
The aforementioned mischaracterization of the amount of the Company’s extensions and discoveries for the year ended December 31, 2024 were limited solely to the Canada segment and ultimately did not result in any change to the Company’s existing disclosure in the Form 10-K for

August 15, 2025

its total proved reserves with respect to any product (crude oil, natural gas or NGLs), total proved reserves for the Canada segment or aggregate total proved reserves as of December 31, 2024. As such, the Company believes the revisions noted above to be an immaterial error and that such information would not materially alter an investor’s decision-making. The Company advises the Staff that it will ensure to clarify disclosures in future filings accordingly. For illustrative purposes, the Company has set forth below the corrected excerpts from the Form 10-K that accurately reflect the line-item amounts of the extensions and discoveries and revisions of previous estimates categories for the Canada segment for the year ended December 31, 2024.
Page 18:
Proved Undeveloped Reserves
Historically, we have reviewed on an annual basis all of our PUDs to ensure an appropriate plan for development exists.

The following table discloses our estimated PUD reserve activities:

Proved Undeveloped Reserves
(MBoe)
Beginning proved undeveloped reserves at December 31, 2023	6,193
Undeveloped reserves converted to developed reserves	(56)
Acquisitions	15,670
Revisions	2,190
Extensions and discoveries	131
Ending proved undeveloped reserves at December 31, 2024	24,128

Our PUD reserves at December 31, 2024 increased by 17.9 MMBoe, primarily due to:

Acquisition — Acquisition of reserves of 15.7 MMBoe from the Svenska Acquisition.

Conversion to Proved Developed — Conversions of 0.1 MMBoe are attributable to our Egypt segment where one well was drilled, which was previously classified as PUDs was converted to proved developed producing (“PDP”) as part of the 2024 drilling program. The Company spent approximately $11.4 million in 2024 to convert PUDs to PDPs in Egypt.

Revisions of Previous Estimates — We had positive revisions of 3.9 MMBoe primarily attributable to our Gabon segment due to increased recovery both from field performance and development activities, offset by negative revisions of 1.7 MMBoe in Canada.

August 15, 2025

Extensions and Discoveries — Extensions and discoveries of 0.1 MMBoe are primarily due to our Canada segment where the wells drilled in 2024 proved up areas surrounding the drilling locations and future drilling locations were added in that area.
Page F-49:
Estimated Quantities of Proved Reserves
The estimation of net recoverable quantities of crude oil, natural gas and NGLs is a highly technical process that is based upon several underlying assumptions that are subject to change. See “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition, Cash Flows and Liquidity – Critical Accounting Policies and Estimates – Successful Efforts Method of Accounting for crude oil, natural gas and NGLs Activities.” For a discussion of the reserve estimation process, including internal controls, see “Item 1. Business – Reserve Information.”

	Oil
Proved reserves:	Gabon (MBbls)	Egypt (MBbls)	Canada (MBbls)	Cote d'Ivoire (MBbls)	Total (MBbls)
Balance at January 1, 2022	11,218	—	—	—	11,218
Production	(2,971)	(547)	(72)	—	(3,590)
Purchase of reserves	—	9,124	3,679	—	12,803
Extensions and discoveries	—	—	—	—	—
Revisions of previous estimates	1,972	—	—	—	1,972
Balance at December 31, 2022	10,219	8,577	3,607	—	22,403
Production	(3,197)	(2,771)	(334)	—	(6,302)
Purchase of reserves	—	—	—	—	—
Extensions and discoveries	—	93	810	—	903
Revisions of previous estimates	2,042	4,693	(652)	—	6,083
Balance at December 31, 2023	9,064	10,592	3,431	—	23,087
Production	(2,783)	(2,585)	(348)	(1,054)	(6,770)
Purchase of reserves	—	—	—	15,288	15,288
Extensions and discoveries	—	—	251	—	251
Revisions of previous estimates	4,782	1,441	(569)	1,018	6,672
Balance at December 31, 2024	11,063	9,448	2,765	15,252	38,528

August 15, 2025

Page F-50:

	Natural Gas
Proved reserves:	Gabon (MMcf)	Egypt (MMcf)	Canada (MMcf)	Cote d'Ivoire (MMcf)	Total (MMcf)
Balance at December 31, 2022	—	—	16,539	—	16,539
Production	—	—	(1,528)	—	(1,528)
Purchase of reserves	—	—	—	—	—
Extensions and discoveries	—	—	3,219	—	3,219
Revisions of previous estimates	—	—	(1,298)	—	(1,298)
Balance at December 31, 2023	—	—	16,932	—	16,932
Production	—	—	(1,532)	(26)	(1,558)
Purchase of reserves	—	—	—	6,830	6,830
Extensions and discoveries	—	—	876	—	876
Revisions of previous estimates	—	—	(196)	(253)	(449)
Balance at December 31, 2024	—	—	16,080	6,551	22,631

	NGLs
Proved reserves:	Gabon (MBbls)	Egypt (MBbls)	Canada (MBbls)	Cote d'Ivoire (MBbls)	Total (MBbls)
Balance at December 31, 2022	—	—	2,797	—	2,797
Production	—	—	(270)	—	(270)
Purchase of reserves	—	—	—	—	—
Extensions and discoveries	—	—	505	—	505
Revisions of previous estimates	—	—	(295)	—	(295)
Balance at December 31, 2023	—	—	2,737	—	2,737
Production	—	—	(267)	—	(267)
Purchase of reserves	—	—	—	—	—
Extensions and discoveries	—	—	142	—	142
Revisions of previous estimates	—	—	68	—	68
Balance at December 31, 2024	—	—	2,680	—	2,680

August 15, 2025

Page F-51:

	Total Reserves (1)
Proved reserves:	Gabon (MBoe)	Egypt (MBoe)	Canada (MBoe)	Cote d'Ivoire (MBoe)	Total (MBoe)
Balance at January 1, 2022	11,218	—	—	—	11,218
Production	(2,971)	(547)	(211)	—	(3,729)
Extensions and discoveries	—	—	—	—	—
Purchase of reserves	—	9,124	9,372	—	18,496
Revisions of previous estimates	1,972	—	—	—	1,972
Balance at December 31, 2022	10,219	8,577	9,161	—	27,957
Production	(3,197)	(2,771)	(859)	—	(6,827)
Purchase of reserves	—	—	—	—	—
Extensions and discoveries	—	93	1,852	—	1,945
Revisions of previous estimates	2,042	4,693	(1,163)	—	5,572
Balance at December 31, 2023	9,064	10,592	8,991	—	28,647
Production	(2,783)	(2,585)	(870)	(1,058)	(7,296)
Purchase of reserves	—	—	—	16,465	16,465
Extensions and discoveries	—	—	539	—	539
Revisions of previous estimates	4,782	1,441	(534)	974	6,663
Balance at December 31, 2024	11,063	9,448	8,126	16,381	45,018

(1) To convert Natural Gas to MBoe, MMcf is divided by 6 for Canada reserves, and MMcf is divided by 5.8 for Cote d'Ivoire reserves.

2.Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the answer to Question 131.04 of our Compliance and Disclosure Interpretations (C&DIs) of the Oil and Gas Rules, regarding undrilled locations, and expand your disclosure to clarify, if true, that all of the proved undeveloped reserves as of December 31, 2024 are part of a development plan adopted by management indicating your undeveloped reserves are scheduled to be drilled within five years of initial disclosure.
However, if there are material volumes of proved undeveloped reserves disclosed as of December 31, 2024 which will not be converted to proved developed status within five years of initial disclosure as proved reserves, also explain the reasons for the delay to comply with Item 1203(d) of Regulation S-K. Please ensure that your circumstances would appropriately justify a time period that is longer than five years, if applicable, considering the guidance in the answer to Question 131.03 of our Compliance and Disclosure Interpretations (C&DIs) regarding the Oil and Gas Rules.
You may view the C&DIs at the following website address: https://www.sec.gov/rules-regulations/staff-guidance/compliance-disclosure-interpretations/oil-gas-rules.

August 15, 2025

RESPONSE: The Company acknowledges the Staff’s comment and confirms that as of December 31, 2024, it plans to drill all scheduled proved undeveloped reserves (“PUD”) locations within the next five years and within the five years following the initial disclosure of the PUDs as proved reserves. All PUDs are tracked with respect to the year the reserves were initially booked to verify compliance. The PUD schedule of the Company is reviewed and approved by management as part of its reserves control process and the schedule is also reviewed by its independent petroleum engineers.
The Company also respectfully advises the Staff that it included the following disclosure on page F-52 of the Form 10-K:
In accordance with the guidelines of the SEC, the Company does not book proved reserves on discoveries until such time as a development plan has been prepared for the discovery indicating that the development well will be drilled within five years from the date of its initial booking. Additionally, the development plan is required to have the approval of the joint venture owners in the discovery. Furthermore, if a government agreement that the reserves are commercial is required to develop the block, this approval must have been received prior to booking any reserves.
The Company will expand its future disclosures to better clarify the aforementioned.
Controls Over Reserve Estimates, page 18

3.We note you disclose material additions to your proved reserves for the year ended December 31, 2024. Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. Refer to the disclosure requirements in Item 1202(a)(6) of Regulation S-K.
RESPONSE: The Company acknowledges the Staff’s comment. The Company undertakes to expand its disclosure in applicable future filings to include a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. For illustrative purposes, the Company expects the revised disclosure would be substantially similar to the following:
Our reserves estimation process involves methods generally accepted in the industry to assess our proved reserves, including production decline curve analysis methods, and may include volumetric methods, material balance methods, and reservoir simulation methods, or a combination of these methods, as well as taking into account economic parameters and considerations in finalizing these assessments, as appropriate. Technical information used by us to assess our proved reserves estimates may include geological, geophysical, engineering and financial data as well as other

August 15, 2025

relevant static and dynamic data. In order to satisfy the requirements for establishing a reasonable certainty for proved reserves, including material increase in proved reserves estimates, we adopt field-tested repeatable and consistent reliable technologies, which may include, among others, logging, 3D and 4D seismic data, rock core analyses, static or dynamic pressure tests and production well testing, as appropriate. Where appropriate analogous reservoirs are available, we will use analogous reservoir parameters to enhance the quality of our reserve assessment results so as to be consistent with the reliable results required for proved reserves assessment as specified in applicable SEC rules.
Supplemental Information on Crude Oil, Natural Gas and NGLs Producing Activities (Unaudited)

Estimated Quantities of Proved Reserves, page F-49

4.Please expand your discussion of the changes that occurred to identify the relevant acquisitions associated with the purchases of reserves in each year where the change is significant to comply with FASB ASC 932-235-50-5(c).
RESPONSE: The Company acknowledges the Staff’s comment and has set forth below expanded disclosure of proved reserves to supplement the tabular disclosure on pages F-49 – F-51 of the Form 10-K (added disclosure is denoted by underline). In future filings, the Company undertakes to provide similar disclosure for changes that occurred in estimated quantities of proved reserves to identify the relevant acquisitions associated with the purchases of reserves in each year where the change is significant to comply with FASB ASC 932-235-50-5(c).
The Company also notes that there was an inadvertent error in the disclosure on page F-51 of the Form 10-K with respect to the allocated line-item amounts of the Company’s extensions and discoveries and purchases of reserves in the reconciliation for total proved reserves for the Egypt and Canada segments for the year ended December 31, 2023. The Company inadvertently allocated and reported 93 MBoe and 1,852 MBoe for total proved reserves for the Egypt and Canada segments, respectively, as purchases of reserves for the year ended December 31, 2023 when such line-item amounts should have been allocated and reported as extensions and discoveries for the year ended December 31, 2023.

The aforementioned mischaracterization of the extensions and discoveries and purchases of reserves for total proved reserves for the year ended December 31, 2023 were limited solely to the extensions and discoveries and purchases of reserves for the Egypt and Canada segments for the year ended December 31, 2023 and ultimately did not result in any change to the Company’s existing disclosure in the Form 10-K for its other segments’ allocations or its aggregate total reserves for the year ended December 31, 2023. As such, the Company believes the revisions noted above to be immaterial errors and that such information would not materially alter an

August 15, 2025

investor’s decision-making. The Company advises the Staff that it will ensure to clarify disclosures in future filings accordingly. For illustrative purposes, the Company set forth in its response to Comment 1 above, the corrected excerpts from the Form 10-K that accurately reflect the line-item amounts for extensions and discoveries and purchases of reserves categories for the Egypt and Canada segments for the year ended December 31, 2023. As mentioned above, the Company has also included expanded disclosure below to supplement the tabular disclosure on pages F-49 – F-51, which includes an explanation of the changes that occurred in the estimated quantities of proved reserves to identify the extensions and discoveries, revisions and purchases of reserves in place.

December 31, 2022

Purchases of reserves in place

For the balance at December 31, 2022, purchases of reserves in place included 9,124 MBoe of proved reserves in Egypt and 9,372 MBoe of proved reserves in Canada, each associated with our acquisition of TransGlobe Energy Corporation.

December 31, 2023

Extensions and discoveries

For the balance at December 31, 2023, extensions and discoveries included 93 MBoe of proved reserves in Egypt, primarily related to operational improvements and the drilling of new wells and 1,852 MBoe of proved reserves in Canada, primarily related to the drilling of new wells.

Revisions

For the balance at December 31, 2023, operations in Canada included 1,163 MBoe in negative revisions of reserves due to performance adjustments of existing wells.

December 31, 2024

Purchases of reserves in place

For the balance at December 31, 2024, purchases of reserves in place included 16,465 MBoe of proved reserves in Cote d'Ivoire, associated with our acquisition of Svenska Petroleum Exploration Aktiebolag (“Svenska”), and as a result, Svenska’s primary asset: a 27.39% non-operated working interest in the deepwater producing Baobab field in Block CI-40.

August 15, 2025

Revisions

For the balance at December 31, 2024, operations in Cote d'Ivoire included 974 MBoe in positive revisions of reserves due to improved field performance.

5.We note the line item figure for extensions and discoveries shown in the reconciliation for the year ended December 31, 2024 appears inconsistent with and less than the line item figure shown in the reconciliation of the changes in proved undeveloped reserves presented on page 18. Please revise your disclosures as necessary to address this apparent inconsistency.
RESPONSE: The Company acknowledges the Staff’s comment and, as noted in the response to Comment 1 above, there was an inadvertent error in the disclosure on pages 18, F-49, F-50 and F-51 of the Form 10-K with respect to the allocated line-item amount of the Company’s extensions and discoveries in the reconciliation for the Canada segment for the year ended December 31, 2024, which also affected the line-item amount of revisions of previous estimates on such tables. The correct line-item amounts for extensions and discoveries for total proved undeveloped reserves during the year ended December 31, 2024 was 131 (MBoe), and the correct line-item amounts for extensions and discoveries for proved reserves for the Canada segment during the year ended December 31, 2024 were 251 (Mbbls) for crude oil proved reserves, 876 (Mmcf) for natural gas proved reserves, 142 (MBbls) for NGLs proved reserves and 539 (MBoe) for total proved reserves. As noted in the Company’s response to Comment 1, the Company believes the revisions noted above to be immaterial errors and that such information would not materially alter an investor’s decision-making. For illustrative purposes, the Company set forth in its response to Comment 1 above, the corrected excerpts from the Form 10-K that accurately reflect the line-item amounts of the extensions and discoveries and revisions of previous estimates categories for the Canada segment for the year ended December 31, 2024, which should rectify the inconsistency raised by the Staff. The Company respectfully advises the Staff that it will clarify disclosures in future filings accordingly.
Changes in Standardized Measure of Discounted Future Net Cash Flows, page F-54

6.If you will need to revise the estimated net quantities attributed to extensions and discoveries in the reconciliation of the changes in total proved reserves, you will also need to incorporate a corresponding revision to the changes in the standardized measure of discounted future net cash flows for the year ended December 31, 2024.
Please submit the revisions that you propose to address these concerns.
RESPONSE: The Company acknowledges the Staff’s comment. As noted in the response to Comment 5, there was an inadvertent error in the disclosure on pages 18, F-49, F-50 and F-51 of the Form 10-K with respect to the allocated line-item amount of the Company’s extensions and

August 15, 2025

discoveries in the reconciliation for the Canada segment for the year ended December 31, 2024, which also affected the line-item amount of revisions of previous estimates on such tables. Upon further review and analysis, for the year ended December 31, 2024, the correct line-item amount for extensions and discoveries and the revisions of previous quantity estimates for the standardized measure of discounted future net cash flows were $9.1 million and $145.2 million, respectively. In addition, these changes in the extensions and discoveries and revisions of previous quantity estimates also affected the net changes in prices and production costs, changes in estimated future development costs and change in production rates (timing) and other in the Changes in Standardized Measure of Discounted Future Net Cash Flows table in page F-54 of the Form 10-K.
The aforementioned mischaracterization of the standardized measure of discounted future net cash flows for the year ended December 31, 2024 were limited solely to the line-items amounts described above and ultimately did not result in any change to the Company’s existing disclosure in the Form 10-K for its total standardized measure of discounted future net cash flows for the year ended December 31, 2024. As such, the Company believes the revisions noted above to be immaterial errors and that such information would not materially alter an investor’s decision-making. The Company advises the Staff that it will ensure to clarify disclosures in future filings accordingly. For illustrative purposes, the Company has set forth below the corrected excerpt from the Form 10-K that accurately reflects the line-item amounts of the extensions and discoveries, revisions of previous quantity estimates, net changes in prices and production costs, changes in estimated future development costs and change in production rates (timing) and other line-item amounts for the standardized measure of discounted future net cash flows for the year ended December 31, 2024.
Page F-54:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Balance at beginning of period	$341,934	$624,465	$99,258
Sales of crude oil and natural gas, net of production costs	(316,667)	(296,209)	(233,421)
Net changes in prices and production costs	18,385	(210,703)	264,804
Extensions and discoveries	9,156	28,849	—
Revisions of previous quantity estimates	145,177	139,856	95,623
Purchases	175,849	—	415,385
Changes in estimated future development costs	(94,003)	(92,641)	(23,243)
Development costs incurred during the period	28,676	—	101,495
Accretion of discount	45,917	62,447	9,926
Net change of income taxes	21,053	77,757	(121,490)
Change in production rates (timing) and other	3,923	8,113	16,128
Balance at end of period	$379,400	$341,934	$624,465

* * * * *

August 15, 2025

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or if any supplemental information is required by the Staff, please do not hesitate to contact me at (713) 220-4349 or jordanhirsch@Hunton.com.

Very truly yours,

/s/ Jordan Hirsch
Jordan Hirsch

cc:	Ron Bain, Chief Financial Officer
Matthew Powers, EVP and General Counsel